Filed by BankUnited, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Herald National Bank

SEC Registration Statement No.:  333-175530

BANKUNITED, INC. AND HERALD NATIONAL BANK ANNOUNCE DECEMBER 21, 2011 ELECTION DEADLINE IN CONNECTION WITH PROPOSED MERGER

MIAMI LAKES, Fla. & NEW YORK -- (BUSINESS WIRE) -- In connection with the pending merger between Herald National Bank (“Herald”) (NYSE AMEX:HNB) and a subsidiary of BankUnited, Inc. (“BKU”) (NYSE:BKU), pursuant to which BKU will acquire Herald, the companies announced today that Herald shareholders wishing to make an election to receive the merger consideration in cash or shares of BKU common stock, subject to proration, must deliver to Registrar and Transfer Company, the Exchange Agent, properly completed Forms of Election, together with their stock certificates or properly completed Notices of Guaranteed Delivery, by 5:00 p.m., New York City time, on December 21, 2011, the election deadline.  Separate Forms of Election have been sent out, and should be completed, with respect to shares of Herald preferred stock and shares of Herald common stock.

Herald shareholders who do not properly deliver such documentation to Registrar and Transfer Company (at the address specified in the Forms of Election) prior to the election deadline may not select the form of merger consideration they would like to receive. The final election results regarding the merger consideration will be announced as soon as possible after the election deadline.  Herald shareholders may obtain additional copies of the Forms of Election and the Notice of Guaranteed Delivery by contacting Phoenix Advisory Partners, the Information Agent, at (877) 478-5038.  Herald shareholders whose shares are held in their broker’s name should contact their broker for instructions on making an election with respect to those shares.

About BankUnited, Inc.

BankUnited, Inc. is the parent company of BankUnited, one of the most well-capitalized banks in the country and the second largest depository institution in Florida based on assets. Serving businesses and consumers in 13 Florida counties through more than 80 branches, BankUnited provides a wide range of commercial and consumer banking services.  For additional information, visit www.BankUnited.com.

About Herald National Bank

Herald National Bank is a relationship-based banking institution dedicated to serving the commercial and private banking needs of small to mid-size businesses, their owners, executives and senior managers, as well as high-net-worth individuals in the New York metropolitan area. Herald National Bank presently has three offices located in Manhattan (623 Fifth Avenue), Brooklyn (1333 60th Street), and Melville, Long Island (58 South Service Road). For more information, visit www.heraldnb.com.

Legal Information

On November 16, 2011, BKU filed a definitive Proxy Statement/Prospectus with the Securities and Exchange Commission (the “SEC”) regarding the proposed merger with Herald.  This Proxy Statement/Prospectus has been mailed to Herald shareholders.  INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED BY BKU WITH THE SEC AND BY HERALD WITH THE OFFICE OF THE COMPTROLLER OF THE CURRENCY (THE “OCC”), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY DO OR WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BKU and Herald at the SEC’s website (http://www.sec.gov), with respect to information about BKU, and Herald’s website (www.heraldnb.com), with respect to information about Herald.  Investors can also obtain these documents, free of charge, at http://www.bankunited.com under the tab “About Us” and then under the heading “Investor Relations” and then under “SEC Filings.”  Copies of the Proxy Statement/Prospectus and any other filing by BKU with the SEC and by Herald with the OCC can also be obtained, free of charge, by directing a request to Douglas J. Pauls, 14817 Oak Lane, Miami Lakes, FL 33016, (305) 461-6841.

BKU and Herald and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Herald shareholders in connection with the proposed merger.  Information about the directors and executive officers of BKU is set forth in the Proxy Statement/Prospectus as well as the Annual Report on Form 10-K of BKU for the year ended December 31, 2010, as filed with the SEC on March 31, 2011.  Information about the directors and executive officers of Herald is set forth in the Proxy Statement/Prospectus and in the proxy statement for Herald’s 2011 annual meeting of shareholders, as filed with the OCC and posted on Herald’s website and dated April 22, 2011.  You may obtain free copies of these documents as described in the preceding paragraph.

Contacts

BankUnited, Inc.

Douglas J. Pauls, 305-461-6841
dpauls@bankunited.com

or

Herald National Bank

Michael Carleton, 646-521-6236
mcarleton@heraldnb.com